Exhibit 99.2

HAFNIA
Member of BW Group

Hafnia Limited

Condensed Consolidated Quarterly Financial Information Q3 2024

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024

After a strong second quarter, the product tanker market softened seasonally in the third quarter, due to refinery maintenance, lower refinery margins, and increased cannibalization from the crude sector.

Despite these challenges, Hafnia has continued to perform well, delivering solid earnings.  I am pleased to announce that we achieved a net profit of USD 215.6 million in Q3, bringing our year-to-date net profit to USD 694.4 million – the best nine-month performance in our company’s history.

Our adjacent fee-generating business segments have also performed strongly, contributing USD 7.8 million to our overall results. At the end of the third quarter, our net asset value (NAV)[1] reached approximately USD 4.6 billion, reflecting the increased market value of our vessels and strong operating cashflows, which equates to an NAV per share of about USD 9.07 (NOK 95.24).

Our net Loan-to-Value (LTV) ratio decreased to 19.1% at the end of the quarter. This allowed us to reach a new milestone in our dividend policy, and we are pleased to announce a dividend payout ratio of 90% for the quarter. For the quarter, we will distribute USD 194.1 million or USD 0.3790 per share in dividends.

On October 1, 2024, we successfully completed the redomiciliation of Hafnia Limited from Bermuda to Singapore. As Hafnia Limited is a Singapore tax resident post-redomiciliation, no Singapore withholding taxes will be imposed on dividend distributions to all shareholders.  There is, therefore, no change in the dividend treatment resulting from the redomiciliation.

Hafnia’s Board has authorized management to initiate a share buyback program of up to USD 100 million, from December 2, 2024, to January 27, 2025, subject to market conditions. Authorization will be reviewed on a quarterly basis. We will disclose the structure of the program and details of any buyback as it occurs. The amount utilized for this buyback program will be deducted before declaring dividends for Q4 2024. This ensures the combined total of dividends and share buybacks aligns to our payout ratio under our dividend policy, reflecting our dedication to shareholder value while also ensuring strategic flexibility.

While market conditions softened slightly due to competition from the crude sector, Q3 trade volumes and earnings remained above last year’s levels, driven by strong global oil demand and increased tonne-miles from refinery dislocations. Looking ahead, seasonal strengthening in the crude sector, coupled with the technical challenges of transporting products on crude carriers, is expected to reduce this cannibalization. Additionally, seasonal demand increases and geopolitical tensions will further support product demand and tonne-miles.

As of November 18, 2024, 71% of the Q4 earning days are covered at an average of USD 24,004 per day, and 9% is covered at USD 24,089 per day for 2025.

We continue to enhance our technological capabilities and are optimistic about our strategic investment in Complexio Foundational AI to advance data automation. Complexio’s ‘bottom-up’ approach first ingests companies’ unstructured and structured data and then, via its multi-modal framework - currently leveraging eight Large Language Models (LLMs) - maps this data into a comprehensive landscape.

With ongoing advancements in prediction and reasoning, this detailed understanding enables the automation of recurring processes such as chartering, ship clearance, finance management, and contract negotiation. These continuous R&D improvements, combined with expanding partnerships with industry leaders like Marfin, CTM, Sogemm, BW Epic Kosan, and Alassia Newships, reinforce Hafnia’s position at the forefront of technological innovation.

Mikael Skov
CEO Hafnia

1 NAV is calculated using the fair value of Hafnia’s owned vessels.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Table of Contents

Safe Harbour Statement	4

Highlights – Q3 and YTD 9M 2024	5

Key figures	8

Condensed consolidated statement of comprehensive income	9

Condensed consolidated balance sheet	10

Condensed consolidated statement of changes in equity	11

Condensed consolidated statement of cash flows	12

Cash and cash flows	13

Dividend policy	13

Coverage of earning days	14

Tanker segment results	15

Notes to the Condensed Consolidated Quarterly Financial Information

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Safe Harbour Statement

Disclaimer regarding forward-looking statements in the
interim report

Matters discussed in this unaudited interim report (this “Report”) may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances.

We desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbour legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding Hafnia’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

Prospective investors in Hafnia are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this Report. Hafnia cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

•	general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine and the conflict between Israel and Hamas;
•
general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it;

•	changes in expected trends in scrapping of vessels;
•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;
•	competition within our industry, including changes in the supply of chemical and product tankers;
•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;
•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•	our ability to comply with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•	changes in governmental regulations, tax and trade matters and actions taken by regulatory authorities;
•	potential disruption of shipping routes and demand due to accidents, piracy or political events;
•	vessel breakdowns and instances of loss of hire;
•	vessel underperformance and related warranty claims;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;
•	our ability to procure or have access to financing and refinancing;
•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•	fluctuations in commodity prices, foreign currency exchange and interest rates;
•	potential conflicts of interest involving our significant shareholders;
•	our ability to pay dividends;
•	technological developments; and
•
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Registration Statement on Form 20-F, filed with the U.S. Securities and Exchange Commission on 1 April 2024. Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to Hafnia or to persons acting on Hafnia’s behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Report.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Highlights – Q3 and YTD 9M 2024

Financial – Q3

In Q3 2024, Hafnia Limited (the “Company” or “Hafnia”, together with its subsidiaries, the “Group”) recorded a net profit of USD 215.6 million, equivalent to a profit per share of USD 0.42 per share[1] (Q3 2023: USD 146.9 million equivalent to a profit per share of USD 0.29 per share).

The commercially managed pool and bunker procurement business generated an income of USD 7.8 million (Q3 2023: USD 7.5 million2).

Time Charter Equivalent (TCE)[3] earnings were USD 361.6 million in Q3 2024 (Q3 2023: USD 310.3 million), resulting in an average TCE[3] of USD 33,549 per day.

Adjusted EBITDA[3] was USD 257.0 million in Q3 2024 (Q3 2023: USD 220.8 million).

As of 18 November 2024, 71% of the total earning days of the fleet were covered for Q4 2024 at USD 24,004 per day.

For Q3 2024, Hafnia will distribute a total of USD 194.1 million or USD 0.3790 per share in dividends, corresponding to a payout ratio of 90%.

Financial – YTD 9M

In YTD 9M 2024, Hafnia recorded a net profit of USD 694.4 million equivalent to a profit per share of USD 1.36 per share[1] (YTD 9M 2023: USD 616.8 million equivalent to a profit per share of USD 1.22 per share).

The commercially managed pool and bunker procurement business generated an income of USD 28.3 million (YTD 9M 2023: USD 28.7 million2).

Time Charter Equivalent (TCE)[3] earnings were USD 1,157.7 million in YTD 9M 2024 (YTD 9M 2023: USD 1,036.8 million), resulting in an average TCE[3] of USD 36,330 per day.

Adjusted EBITDA[3] was USD 861.1 million in YTD 9M 2024 (YTD 9M 2023: USD 778.4 million).

1 Based on weighted average number of shares as at 30 September 2024.
2 Excluding a one-off item amounting to USD 7.4 million in Q3 2023.
3 See Non-IFRS Measures in Note 9.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Highlights – Q3 and YTD 9M 2024 CONTINUED

Market Review & Outlook

In the third quarter of 2024, the Clean Petroleum Products (CPP) trade remained robust, despite a 6% drop in tonne-miles since Q2. High cargo volumes and tonne-miles remain at historical average highs, primarily driven by geopolitical tensions. These tensions have led to more vessels rerouting away from the Suez Canal toward the Cape of Good Hope.

Global oil demand also remained firm in the third quarter, driven by growth in advanced economies. According to the International Energy Agency (IEA), global oil demand increased by 1.1 million barrels per day in the third quarter, driven by global gasoil deliveries, despite a contraction in overall Chinese demand. Furthermore, global oil demand for 2024 remains firm at an average of 102.8 million barrels per day, an increase of 0.9 million barrels from 2023. Despite steady demand, product tanker rates were under pressure in the last part of Q3, mainly due to increased competition from the crude sector. With a seasonally weak crude market, some crude tankers – despite high conversion costs – shifted to carrying refined products. During the quarter, Suezmax and VLCC tankers transported more diesel shipments from the Middle East to Europe, a trade typically handled by LR2s.

As winter approaches, both crude and product markets are expected to strengthen seasonally. Technical challenges and reduced commercial incentives for using crude carriers to carry refined products limit cannibalization, as shown in recent daily loading data, and this drives forward tightness in supply versus demand for the clean products segments. For the first time in history, the product markets will experience a full winter period where seasonal increases in Atlantic demand, partly serviced by the Eastern hemisphere, will exclusively have to route via the Cape of Good Hope rather than Suez. Additionally, improving refinery margins and gradually increasing distances between refineries and end consumers support a strong outlook for earnings in the product sector.

On the supply side, the orderbook-to-fleet ratio is approximately 20% for deliveries through 2028 as of November 2024. However, a growing number of tankers over 20 years old are likely scrapping candidates. These older vessels, with lower utilization rates and frequent involvement in “dark trades”, effectively reduce available tonnage and increase demand for the existing fleet. Furthermore, LR2s comprise over 50% of the new tonnage expected in the next few years, and historically, 70% of LR2 capacity has been absorbed into the dirty petroleum products trade. This is further supported by aged Panamax, Aframax, and large crude tanker fleets where newbuild order books are limited compared to the clean segments. Applying 70% dirty products trading for LR2 newbuild capacity reduces the clean products book-to-fleet ratio to 13%. As a result, the overall supply balance is expected to remain manageable in the coming years.

Looking ahead, the product tanker market outlook is positive. Demand is expected to remain strong, supported by longer transport distances and refinery dislocation. With winter’s seasonal factors and reduced cannibalization from crude tankers, the market is set to benefit from a high-rate environment for product tankers. This will however be impacted if there is normalization of trade through the Red Sea, or further addition of new tonnage.

Fleet

At the end of the quarter, Hafnia’s fleet consisted of 115 owned vessels1 and 15 chartered-in vessels. The Group’s total fleet includes 10 LR2s, 34 LR1s (including three bareboat-chartered in and four time-chartered in), 62 MRs of which nine are IMO II (including two bareboat-chartered in and 11 time-chartered in), and 24 Handy vessels of which 18 are IMO II (including seven bareboat-chartered in).

The average estimated broker value of the owned fleet1 was USD 4,914 million, of which the LR2 vessels had a broker value of USD 649 million2, the LR1 fleet had a broker value of USD 1,288 million2, the MR fleet had a broker value of USD 2,059 million3 and the Handy vessels had a broker value of USD 918 million4. The unencumbered vessels had a broker value of USD 475 million5. The chartered-in fleet had a right-of-use asset book value of USD 19.5 million with a corresponding lease liability of USD 22.3 million.

1 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture and two MRs owned through 50% ownership in the H&A Shipping Joint Venture; and excluding Hafnia Pegasus which was classified as an asset held for sale
2 Including USD 353 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture
3 Including USD 54 million relating to Hafnia’s 50% share of two MRs owned through 50% ownership in the H&A Shipping Joint Venture; and IMO II MR vessels, and excluding Hafnia Pegasus which was classified as an asset held for sale
4 Including IMO II Handy vessels
5 Excluding Hafnia Pegasus which was classified as asset held for sale.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Highlights – Q3 and YTD 9M 2024 CONTINUED

Hafnia will pay a quarterly dividend of USD 0.3790 per share.  The record date will be December 6, 2024.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of December 5, 2024 and a payment date on, or about, December 17, 2024.

For shares registered in the Depository Trust Company, the ex-dividend date will be December 6, 2024 with a payment date on, or about, December 12, 2024.

Please see our separate announcement for additional details regarding the Company’s dividend.

The Quarterly Financial Information Q3 2024 has not been audited or reviewed by auditors.

Webcast and Conference call

Hafnia will host a conference call for investors and financial analysts at 9:30 pm SGT/2:30 pm CET/8:30 am EST on November 27, 2024.

The financial results presentations will be available via live video webcast via the following link: Click here to join Hafnia’s Investor Presentation on November 27, 2024

Meeting ID: 394 671 548 8

Passcode: Ti3Hc93a
Download Teams | Join on the web

Dial in by phone: +45 32 72 66 19,,929436799# Denmark, All locations
Find a local number
Phone conference ID: 929 436 799#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page: https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Hafnia

Mikael Skov, CEO Hafnia

+65 8533 8900

www.hafnia.com

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Key figures

USD million	Q1 2024	Q2 2024	Q3 2024	YTD 2024
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	521.8	563.1	497.9	1,582.8
Profit before tax	221.3	260.8	216.8	698.9
Profit for the period	219.6	259.2	215.6	694.4
Financial items	(18.9)	(9.9)	(6.3)	(35.1)
Share of profit from joint ventures	7.3	8.5	4.1	19.9
TCE income[1]	378.8	417.4	361.6	1,157.7
Adjusted EBITDA[1]	287.1	317.1	257.0	861.1
Balance Sheet
Total assets	3,897.0	3,922.7	3,828.9	3,828.9
Total liabilities	1,541.8	1,486.2	1,408.7	1,408.7
Total equity	2,355.2	2,436.5	2,420.2	2,420.2
Cash at bank and on hand[2]	128.9	166.7	197.1	197.1
Key financial figures
Return on Equity (RoE) (p.a.)[3]	38.3%	44.5%	37.1%	39.8%
Return on Invested Capital (p.a.)[4]	27.6%	31.4%	26.7%	29.0%
Equity ratio	60.4%	62.1%	63.2%	63.2%
Net loan-to-value (LTV) ratio[5]	24.2%	21.3%	19.1%	19.1%

For the 3 months ended 30 September 2024	LR2	LR1	MR6	Handy[7]	Total
Vessels on water at the end of the period[8]	6	28	60	24	118
Total operating days[9]	506	2,464	5,603	2,203	10,776
Total calendar days (excluding TC-in)	552	2,163	4,600	2,208	9,523
TCE (USD per operating day)[1]	42,829	37,564	31,928	31,047	33,549
Spot TCE (USD per operating day)[1]	42,829	37,689	32,896	31,722	34,410
TC-out TCE (USD per operating day)[1]	–	27,401	27,524	25,307	27,117
OPEX (USD per calendar day)[10]	8,112	8,353	8,044	8,142	8,141
G&A (USD per operating day)[11]					1,386

Vessels on balance sheet

As of 30 September 2024, total assets amounted to USD 3,828.9 million, of which USD 2,619.2 million represents the carrying value of the Group’s vessels including dry docking but excluding right-of-use assets, is as follows:

Balance Sheet USD million	LR2	LR1	MR6	Handy[7]	Total
Vessels (including dry-dock)	247.6	622.4	1,209.5	539.7	2,619.2

1 See Non-IFRS Measures in Note 9.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand, divided by broker vessel values (100% owned vessels and asset held for sale).
6 Inclusive of nine IMO II MR vessels.
7 Inclusive of 18 IMO II Handy vessels.
8 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture, two MRs owned through 50% ownership in the H&A Shipping Joint Venture and Hafnia Pegasus which was classified as an asset held for sale in the statement of financial position.
9 Total operating days include operating days for vessels that are time chartered-in. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.
10 OPEX includes vessel running costs and technical management fees.
11 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Condensed consolidated statement of comprehensive income

	For the 3 months ended 30 September 2024 USD’000	For the 3 months ended 30 September 2023 USD’000	For the 9 months ended 30 September 2024 USD’000	For the 9 months ended 30 September 2023 USD’000
Revenue (Hafnia Vessels and TC Vessels)	497,889	442,665	1,582,779	1,443,465
Revenue (External Vessels in Disponent-Owner Pools)[1]	221,842	208,102	753,007	524,802
Voyage expenses (Hafnia Vessels and TC Vessels)	(136,331)	(132,405)	(425,060)	(406,665)
Voyage expenses (External Vessels in Disponent-Owner Pools)[1]	(80,324)	(79,506)	(248,807)	(199,267)
Pool distributions for External Vessels in Disponent-Owner Pools[1]	(141,518)	(128,596)	(504,200)	(325,535)
	361,558	310,260	1,157,719	1,036,800

Other operating income	7,804	14,913	28,303	36,152
Vessel operating expenses	(70,223)	(71,017)	(208,915)	(201,165)
Technical management expenses	(7,302)	(7,045)	(20,628)	(18,855)
Charter hire expenses	(15,458)	(10,190)	(36,651)	(25,200)
Other expenses	(19,365)	(16,136)	(58,679)	(49,376)
	257,014	220,785	861,149	778,356

Depreciation charge of property, plant and equipment	(53,516)	(53,135)	(161,904)	(156,341)
Amortisation charge of intangible assets	(108)	(321)	(695)	(976)
Gain/(loss) on disposal of assets	15,621	(133)	15,521	56,382
Operating profit	219,011	167,196	714,071	677,421

Capitalised financing fees written off	(406)	–	(2,069)	–
Interest income	4,455	4,062	11,739	14,486
Interest expense	(9,688)	(23,076)	(38,730)	(73,785)
Other finance expense	(645)	(3,548)	(6,043)	(11,112)
Finance expense – net	(6,284)	(22,562)	(35,103)	(70,411)

Share of profit of equity-accounted investees, net of tax	4,072	3,236	19,914	14,198
Profit before income tax	216,799	147,870	698,882	621,208

Income tax expense	(1,164)	(932)	(4,479)	(4,368)
Profit for the financial period	215,635	146,938	694,403	616,840

Other comprehensive income:

Items that may be subsequently reclassified to profit or loss:
Foreign operations – foreign currency translation differences	33	15	56	(56)
Fair value (losses)/gains on cash flow hedges	(14,422)	29,487	4,325	27,598
Reclassification to profit or loss	(10,993)	(17,033)	(27,417)	(25,442)
	(25,382)	12,469	(23,036)	2,100

Items that will not be subsequently reclassified to profit or loss:
Equity investments at FVOCI – net change in fair value	–	–	1,260	–
Total other comprehensive (loss)/income	(25,382)	12,469	(21,776)	2,100

Total comprehensive income for the period	190,253	159,407	672,627	618,940

Earnings per share attributable to the equity holders of the Company
Basic number of shares	510,127,660	504,856,183	510,127,660	504,856,183
Basic earnings in USD per share	0.42	0.29	1.36	1.22
Diluted number of shares	515,362,492	506,681,054	515,362,492	506,681,054
Diluted earnings in USD per share	0.42	0.29	1.35	1.22

1 “External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Condensed consolidated balance sheet

	As at 30 September 2024 USD’000	As at 31 December 2023 USD’000
Vessels	2,553,028	2,673,938
Dry docking and scrubbers	66,127	68,159
Right-of-use assets – Vessels	19,481	34,561
Other property, plant and equipment	794	964
Total property, plant and equipment	2,639,430	2,777,622

Intangible assets	617	1,290
Total intangible assets	617	1,290

Joint ventures	80,982	60,172
Other investments	23,531	23,953
Restricted cash[1]	13,497	13,381
Loans receivable from joint ventures	62,016	69,626
Deferred tax assets	–	36
Derivative financial instruments	15,371	35,023
Total other non-current assets	195,397	202,191

Total non-current assets	2,835,444	2,981,103

Asset held for sale	14,889	–
Inventories	106,236	107,704
Trade and other receivables	570,811	589,710
Derivative financial instruments	13,155	12,902
Cash at bank and on hand	197,080	141,621
Cash retained in the commercial pools[2]	91,295	80,900
Total current assets	993,466	932,837

Total assets	3,828,910	3,913,940

Share capital	5,126	5,069
Share premium	1,087,929	1,044,849
Contributed surplus	537,112	537,112
Other reserves	(24,549)	27,620
Treasury shares	(4,278)	(17,951)
Retained earnings	818,909	631,025
Total shareholders’ equity	2,420,249	2,227,724

Borrowings	824,956	1,025,023
Total non-current liabilities	824,956	1,025,023

Current income tax liabilities	1,721	8,111
Derivative financial instruments	2,539	276
Trade and other payables	319,953	385,478
Borrowings[3]	259,492	267,328
Total current liabilities	583,705	661,193

Total liabilities	1,408,661	1,686,216

Total shareholders’ equity and liabilities	3,828,910	3,913,940

1 Restricted cash includes cash placed in debt service reserve and FFA collateral accounts.
2 The cash retained in the commercial pools represents cash in the pool bank accounts that are opened in the name of the Group’s pool management company and can only be used for the operation of vessels within the commercial pools.
3 Borrowings include USD 113.0 million of bank borrowings relating to pool financing, of which approximately USD 45.0 million is attributable to working capital advanced to external pool participants and has been adjusted in calculation of Net LTV.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Condensed consolidated statement of changes in equity

	Share Capital USD’000	Share Premium USD’000	Contributed Surplus USD’000	Translation reserve USD’000	Hedging reserve USD’000	Treasury shares USD’000	Capital reserves USD’000	Share-based payment reserve USD’000	Fair value reserve USD’000	Retained earnings USD’000	Total USD’000
Balance at 1 January 2024	5,069	1,044,849	537,112	(63)	39,312	(17,951)	(25,137)	3,788	9,720	631,025	2,227,724
Transactions with owners
Purchase of treasury shares and issuance of shares	57	43,080	–	–	–	(19,685)	–	–	–	–	23,452
Equity-settled share-based payment	–	–	–	–	–	–	–	2,439	–	–	2,439
Share options exercised	–	–	–	–	–	33,358	(30,002)	(2,830)	–	–	526
Dividends paid	–	–	–	–	–	–	–	–	–	(506,519)	(506,519)
Total comprehensive income
Profit for the financial period	–	–	–	–	–	–	–	–	–	694,403	694,403
Other comprehensive income/(loss)	–	–	–	56	(23,092)	–	–	–	1,260	–	(21,776)
Balance at 30 September 2024	5,126	1,087,929	537,112	(7)	16,220	(4,278)	(55,139)	3,397	10,980	818,909	2,420,249

Balance at 1 January 2023	5,035	1,023,996	537,112	29	68,458	(12,675)	(710)	5,873	–	381,886	2,009,004
Transactions with owners
Purchase of treasury shares and issuance of shares	34	20,853	–	–	–	(20,887)	–	–	–	–	–
Equity-settled share-based payment	–	–	–	–	–	–	–	2,142	–	–	2,142
Share options exercised	–	–	–	–	–	30,198	(16,722)	(4,099)	–	–	9,377
Dividends paid	–	–	–	–	–	–	–	–	–	(441,262)	(441,262)
Total comprehensive income
Profit for the financial period	–	–	–	–	–	–	–	–	–	616,840	616,840
Other comprehensive loss/(income)	–	–	–	(56)	2,156	–	–	–	–	–	2,100
Balance at 30 September 2023	5,069	1,044,849	537,112	(27)	70,614	(3,364)	(17,432)	3,916	–	557,464	2,198,201

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Condensed consolidated statement of cash flows

	For the 3 months ended 30 September 2024 USD’000	For the 3 months ended 30 September 2023 USD’000	For the 9 months ended 30 September 2024 USD’000	For the 9 months ended 30 September 2023 USD’000
Cash flows from operating activities
Profit for the financial period	215,635	146,938	694,403	616,840
Adjustments for:
- depreciation and amortisation charges	53,624	53,456	162,599	157,317
- (gain)/loss on disposal of assets	(15,621)	133	(15,521)	(56,382)
- interest income	(4,455)	(4,062)	(11,739)	(14,486)
- finance expense	10,739	26,624	46,842	84,897
- income tax expense	1,164	932	4,479	4,368
- share of profit of equity-accounted investees, net of tax	(4,072)	(3,236)	(19,914)	(14,198)
- equity-settled share-based payment transactions	775	676	2,439	2,142
Operating cash flow before working capital changes	257,789	221,461	863,588	780,498
Changes in working capital:
- inventories	1,455	(6,372)	1,468	(17,511)
- trade and other receivables	52,346	137,297	21,064	(35,044)
- trade and other payables	(26,511)	(18,361)	(42,509)	148,491
Cash generated from operations	285,079	334,025	843,611	876,434
Income tax paid	(1,025)	(505)	(10,385)	(3,420)
Net cash provided by operating activities	284,054	333,520	833,226	873,014

Cash flows from investing activities
Acquisition of other investments	–	(9,999)	(661)	(10,409)
Purchase of property, plant and equipment	(7,700)	(42,417)	(36,373)	(138,322)
Purchase of intangible assets	–	–	(22)	–
Proceeds from disposal of property, plant and equipment	28,657	(132)	28,557	143,121
Proceeds from disposal of other investments	–	–	2,343	–
Interest income received	3,720	3,650	8,707	11,498
Loan to joint ventures	(4,172)	(15,488)	(11,916)	(15,488)
Repayment of loan by joint venture company	564	23,975	22,540	23,975
Dividend received from joint venture	–	–	–	500
Equity investment in joint venture	(2,217)	(57)	(2,217)	(57)
Return of investment in joint venture	–	–	1,360	–
Net cash provided by/(used in) investing activities	18,852	(40,468)	12,318	14,818

Cash flows from financing activities
Proceeds from borrowings from external financial institutions	–	45,500	30,000	246,030
Repayment of borrowings to external financial institutions	(15,669)	(97,274)	(79,467)	(292,339)
Repayment of borrowings to non-related parties	–	(42)	–	(5,489)
Repayment of lease liabilities	(41,956)	(215,379)	(179,537)	(411,702)
Proceeds from exercise of employee share options	6	21	526	8,933
Payment of financing fees	(210)	(2,657)	(1,085)	(3,997)
Interest paid to external financial institutions	(10,430)	(8,316)	(37,406)	(57,037)
Interest paid to a third party	–	–	–	(5,645)
Dividends paid	(207,333)	(128,003)	(506,519)	(441,262)
Other finance expense paid	(1,520)	(3,431)	(6,202)	(9,609)
Net cash used in financing activities	(277,112)	(409,581)	(779,690)	(972,117)

Net increase/(decrease) in cash and cash equivalents	25,794	(116,529)	65,854	(84,285)
Cash and cash equivalents at beginning of the financial period	262,581	312,569	222,521	280,325
Cash and cash equivalents at end of the financial period	288,375	196,040	288,375	196,040

Cash and cash equivalents at the end of the financial period consists of:
Cash at bank and on hand	197,080	124,814	197,080	124,814
Cash retained in the commercial pools	91,295	71,226	91,295	71,226
Cash and cash equivalents at end of the financial period	288,375	196,040	288,375	196,040

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Cash and cash flows

Cash at bank and on hand1 amounted to USD 197.1 million as of 30 September 2024 (30 September 2023: USD 124.8 million).

Operating activities generated a net cash inflow of USD 284.1 million in Q3 2024 (Q3 2023: net cash inflow of USD 333.5 million).

Cash flows from operating activities were principally utilised for vessel drydocking costs, repayments of borrowings and interest, and payment of dividends to shareholders.

Investing activities resulted in a net cash inflow of USD 18.9 million in Q3 2024 (Q3 2023: net cash outflow of USD 40.5 million).

Financing activities resulted in a net cash outflow of USD 277.1 million in Q3 2024 (Q3 2023: net cash outflow of USD 409.6 million).

Dividend policy

Hafnia will target a quarterly payout ratio of net profit, adjusted for extraordinary items, of:

●	50% payout of net profit if Net loan-to-value is above 40%,

●	60% payout of net profit if Net loan-to-value is above 30% but equal to or below 40%,

●	80% payout of net profit if Net loan-to-value is above 20% but equal to or below 30%, and

●	90% payout of net profit if Net loan-to-value is equal to or below 20%.

Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand divided by broker vessel values (100% owned vessels and asset held for sale).

The final amount of dividend is to be decided by the Board of Directors. In addition to cash dividends, the Company may buy back shares as part of its total distribution to shareholders.

In deciding whether to declare a dividend and determining the dividend amount, the Board of Directors will take into account the Group’s capital requirements, including capital expenditure commitments, financial condition, general business conditions, legal restrictions, and any restrictions under borrowing arrangements or other contractual arrangements in place at the time.

Dividend for Q3

The board has set the quarterly payout ratio at 90% for Q3 2024.

1 Excluding cash retained in the commercial pools.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Coverage of earning days

As of 18 November 2024, 71% of the projected total operating days in Q4 2024 were covered at USD 24,004 per day. The tables below show the figures for Q4 2024, the full year figures for 2024 and the full year of 2025.

Hafnia Fleet1

Fleet overview	Q4 2024	2024	2025
Hafnia vessels (average during the period)
LR2	6.0	6.0	6.0
LR1	28.9	28.9	28.1
MR2	60.3	60.4	56.8
Handy[3]	24.0	24.0	24.0
Total	119.2	119.2	114.9

Covered, %
LR2	75%	89%	2%
LR1	60%	86%	7%
MR2	74%	92%	11%
Handy[3]	76%	94%	10%
Total	71%	91%	9%

Covered rates[4], USD per day
LR2	28,500	47,049	24,248
LR1	22,725	40,141	28,239
MR2	23,414	31,503	22,577
Handy[3]	25,909	29,884	24,908
Total	24,004	33,897	24,089

The coverage figures include FFA positions which are mainly covering a triangulation route from Northwest Europe to the US Atlantic Coast (TC2), followed by a haul from the US Gulf back to the European Continent (TC14) for the MR fleet.

From the beginning of November through November 21, 2024, Hafnia’s pool earnings4 averaged:
●	USD 30,196 per day for the LR2 vessels,
●	USD 24,996 per day for the LR1[5] vessels,
●	USD 21,035 per day for the MR2 vessels,
●	USD 24,793 per day for the Handy[3] vessels.

Joint Ventures fleet6

Fleet overview	Q4 2024	2024	2025
Joint ventures vessels (average during the period)
LR2	4.0	3.8	4.0
LR1	6.0	6.0	6.0
MR	2.0	2.0	4.0
Total	12.0	11.8	14.0

1 Excludes joint ventures vessels.
2 Inclusive of nine IMO II vessels.
3 Inclusive of 18 IMO II vessels.
4 Covered rates and pool earnings do not include any IFRS 15 load to discharge adjustments
5 Excluding vessels trading in our Panamax pool
6 The figures are presented on a 100% basis. The joint ventures vessels are owned through Hafnia’s 50% participation in the Vista Shipping, H&A Shipping and Ecomar joint ventures.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Coverage of earning days CONTINUED

Fleet overview	Q4 2024	2024	2025
Covered, %
LR2	100%	98%	100%
LR1	57%	85%	0%
MR	100%	100%	100%
Total	82%	93%	57%

Covered rates[1], USD per day
LR2	25,721	25,662	25,721
LR1	36,216	42,818	–
MR	15,610	15,525	19,878
Total	30,799	32,441	22,781

Tanker segment results

LR2	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Operating days (owned)	550	483	544	506
Operating days (TC-in)	–	–	–	–
TCE (USD per operating day)[2]	38,884	52,813	60,116	42,829
Spot TCE (USD per operating day)[2]	41,958	51,668	60,116	42,829
TC-out TCE (USD per operating day)[2]	30,163	–	–	–
Calendar days (excluding TC-in)	552	546	546	552
OPEX (USD per calendar day)	6,984	8,550	7,626	8,112

LR1	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Operating days (owned)	2,253	2,196	2,183	2,097
Operating days (TC-in)	359	350	331	367
TCE (USD per operating day)[2]	32,184	46,749	46,986	37,564
Spot TCE (USD per operating day)[2]	32,532	46,454	46,986	37,689
TC-out TCE (USD per operating day)[2]	22,377	–	–	–
Calendar days (excluding TC-in)	2,300	2,275	2,275	2,163
OPEX (USD per calendar day)	7,601	8,178	8,048	8,353

MR3	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Operating days (owned)	4,442	4,355	4,484	4,550
Operating days (TC-in)	920	888	910	1,053
TCE (USD per operating day)[2]	31,355	32,888	35,913	31,928
Spot TCE (USD per operating day)[2]	32,710	34,237	38,077	32,896
TC-out TCE (USD per operating day)[2]	24,951	26,211	25,674	27,524
Calendar days (excluding TC-in)	4,541	4,550	4,550	4,600
OPEX (USD per calendar day)	8,131	7,812	8,050	8,044

Handy[4]	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Operating days (owned)	2,207	2,184	2,183	2,203
Operating days (TC-in)	–	–	–	–
TCE (USD per operating day)[2]	25,459	28,305	33,358	31,047
Spot TCE (USD per operating day)[2]	25,383	28,475	34,474	31,722
TC-out TCE (USD per operating day)[2]	26,301	26,428	25,447	25,307
Calendar days (excluding TC-in)	2,208	2,184	2,184	2,208
OPEX (USD per calendar day)	7,329	7,569	8,045	8,142

1 Covered rates and pool earnings do not include any IFRS 15 load to discharge adjustments
2 TCE represents gross TCE income after adding back pool commissions; See Non-IFRS Measures in Note 9.
3 Inclusive of IMO II MR vessels.
4 Inclusive of IMO II Handy vessels.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Notes to the Condensed Consolidated Quarterly Financial Information

These notes form an integral part of and should be read in conjunction with the accompanying condensed consolidated quarterly financial information.

Note 1: Property, plant and equipment

	Right-of-use Assets – Vessels USD’000	Vessels USD’000	Dry docking and scrubbers USD’000	Others USD’000	Total USD’000
Cost
At 1 January 2024	199,582	3,573,265	143,375	1,495	3,917,717
Additions	–	3,324	11,996	45	15,365
Write-off on completion of dry docking cycle	–	–	(7,946)	–	(7,946)
At 31 March 2024/1 April 2024	199,582	3,576,589	147,425	1,540	3,925,136
Additions	10,836	3,784	9,184	15	23,819
Write-off on completion of dry docking cycle	–	–	(3,501)	–	(3,501)
At 30 June 2024/1 July 2024	210,418	3,580,373	153,108	1,555	3,945,454
Additions	4,753	2,340	5,358	2	12,453
Disposal of vessels	–	(55,615)	(1,973)	–	(57,588)
Reclassification to asset held for sale	–	(19,785)	(1,517)	–	(21,302)
Write-off on completion of dry docking cycle	–	–	(3,040)	–	(3,040)
At 30 September 2024	215,171	3,507,313	151,936	1,557	3,875,977

Accumulated depreciation and impairment charges
At 1 January 2024	165,021	899,327	75,216	531	1,140,095
Depreciation charge	10,711	34,393	8,605	84	53,793
Write-off on completion of dry docking cycle	–	–	(7,946)	–	(7,946)
At 31 March 2024/1 April 2024	175,732	933,720	75,875	615	1,185,942
Depreciation charge	10,537	34,835	9,146	77	54,595
Write-off on completion of dry docking cycle	–	–	(3,501)	–	(3,501)
At 30 June 2024/1 July 2024	186,269	968,555	81,520	692	1,237,036
Depreciation charge	9,421	34,949	9,075	71	53,516
Disposal of vessels	–	(43,941)	(611)	–	(44,552)
Reclassification to asset held for sale	–	(5,278)	(1,135)	–	(6,413)
Write-off on completion of dry docking cycle	–	–	(3,040)	–	(3,040)
At 30 September 2024	195,690	954,285	85,809	763	1,236,547

Net book value
At 30 September 2024	19,481	2,553,028	66,127	794	2,639,430

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Note 1: Property, plant and equipment CONTINUED

	Right-of-use Assets – Vessels USD’000	Vessels USD’000	Dry docking and scrubbers USD’000	Others USD’000	Total USD’000
Cost
At 1 January 2023	187,730	3,698,658	138,001	1,369	4,025,758
Additions	–	1,592	408	55	2,055
Disposal of vessels	–	(164,795)	(7,481)	–	(172,276)
Reclassification to assets held for sale	–	(60,321)	(1,729)	–	(62,050)
At 31 March 2023/1 April 2023	187,730	3,475,134	129,199	1,424	3,793,487
Additions	–	86,445	7,405	4	93,854
Disposal of vessels	–	(58,712)	(3,340)	–	(62,052)
Write-off on completion of dry docking cycle	–	–	(1,575)	–	(1,575)
At 30 June 2023/1 July 2023	187,730	3,502,867	131,689	1,428	3,823,714
Additions	–	33,966	8,400	51	42,417
Write-off on completion of dry docking cycle	–	–	(2,727)	–	(2,727)
At 30 September 2023/1 October 2023	187,730	3,536,833	137,362	1,479	3,863,404
Additions	11,852	36,432	9,618	16	57,918
Disposal of vessels	–	(60,321)	(1,696)	–	(62,017)
Write-off on completion of dry docking cycle	–	–	(3,638)	–	(3,638)
Reclassification of assets held for sale to disposal of vessel	–	60,321	1,729	–	62,050
At 31 December 2023	199,582	3,573,265	143,375	1,495	3,917,717

Accumulated depreciation and impairment charges
At 1 January 2023	119,826	970,339	58,791	239	1,149,195
Depreciation charge	11,232	33,153	7,204	72	51,661
Disposal of vessels	–	(111,179)	(2,072)	–	(113,251)
Reclassification to assets held for sale	–	(49,015)	(482)	–	(49,497)
At 31 March 2023/1 April 2023	131,058	843,298	63,441	311	1,038,108
Depreciation charge	11,292	33,250	6,935	68	51,545
Disposal of vessels	–	(46,287)	(1,852)	–	(48,139)
Write-off on completion of dry docking cycle	–	–	(1,575)	–	(1,575)
At 30 June 2023/1 July 2023	142,350	830,261	66,949	379	1,039,939
Depreciation charge	11,335	34,572	7,158	70	53,135
Write-off on completion of dry docking cycle	–	–	(2,727)	–	(2,727)
At 30 September 2023/1 October 2023	153,685	864,833	71,380	449	1,090,347
Depreciation charge	11,336	34,494	7,474	82	53,386
Write-off on completion of dry docking cycle	–	–	(3,638)	–	(3,638)
Disposal of vessels	–	(49,015)	(482)	–	(49,497)
Reclassification of assets held for sale to disposal of vessel	–	49,015	482	–	49,497
At 31 December 2023	165,021	899,327	75,216	531	1,140,095

Net book value
At 31 December 2023	34,561	2,673,938	68,159	964	2,777,622

a.
The Group organises the commercial management of the fleet of product tanker vessels into eight (2023: seven) individual commercial pools: LR1, Panamax, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Specialized (2023: LR1, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Specialized). Each individual commercial pool constitutes a separate cash-generating unit (“CGU”). For vessels deployed on a time-charter basis outside the commercial pools, each of these vessels constitutes a separate CGU.

Management is required to assess whenever events or changes in circumstances indicate that the carrying value of these CGUs may not be recoverable. Management measures the recoverability of each CGU by comparing its carrying amount to its ‘recoverable value’, being the higher of its fair value less costs of disposal or value in use (“VIU”) based on future discounted cash flows that the CGU is expected to generate over its remaining useful life.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Note 1: Property, plant and equipment CONTINUED

As at 30 September 2024, the Group assessed whether these CGUs have indicators of impairment by reference to internal and external factors. The market valuation of the fleet of vessels, as appraised by independent shipbrokers, is one key test performed by the Group.

Based on this assessment, alongside with other industry factors, the Group concluded that there is no indication that any impairment loss is needed for the 9 months ended 30 September 2024 (9 months ended 30 September 2023: USD Nil).

b.	The Group has mortgaged vessels with a total carrying amount of USD 2,360.3 million as at 30 September 2024 (31 December 2023: USD 2,491.8 million) as security over the Group’s bank borrowings.

c.	There were additions of USD 15.6 million to right-of-use assets – vessels – as at 30 September 2024 (9 months ended 30 September 2023: USD Nil).

d.
As at 30 September 2024, the Group has time chartered-in six MRs and two LR1s with purchase options; and two MRs and one LR1 without purchase options. These chartered-in vessels are recognised as right-of-use assets.

The Group has firm charters in place up till 2025 for these vessels. The current and next average purchase option price are as follows:

USD’000	Current average purchase option price[1]	Next average purchase option price
LR1	41,833	41,333
MR	31,776	31,393

The time chartered-in days and average time charter rates for these vessels are as follows:

	2024	2025
TC in (Days)[2]
LR1 (with purchase option)	732	425
LR1 (without purchase option)	323	–
MR (with purchase option)	2,196	1,314
MR (without purchase option)	636	–

Average TC in rate (USD/Day)
LR1 (with purchase option)	16,125	16,294
LR1 (without purchase option)	17,314	–
MR (with purchase option)	19,100	19,100
MR (without purchase option)	17,250	–

Note 2: Borrowings

	As at 30 September 2024 USD’000	As at 31 December 2023 USD’000
Current
Bank borrowings	173,641	174,004
Sale and leaseback liabilities (accounted for as financing transaction)	64,082	57,305
Other lease liabilities	21,769	36,019
Total current borrowings	259,492	267,328

1 The purchase option price decreases by a fixed amount per year, or on a pro-rata basis based on individual contract terms. Prior notice period of three to four months are required before exercise of options. The value of the purchase options amount to USD 129 mil as at the end of the current reporting period.
2 Based on firm charter period and does not include optional periods exercisable by Hafnia.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Note 2: Borrowings CONTINUED

	As at 30 September 2024 USD’000	As at 31 December 2023 USD’000
Non-current
Bank borrowings	350,364	398,507
Sale and leaseback liabilities (accounted for as financing transaction)	474,080	622,174
Other lease liabilities	512	4,342
Total non-current borrowings	824,956	1,025,023

Total borrowings	1,084,448	1,292,351

As at 30 September 2024, bank borrowings consist of ten credit facilities from external financial institutions, namely USD 473 million, USD 374 million, USD 216 million, USD 84 million (DSF), USD 84 million, USD 39 million, USD 40 million, USD 303 million, and two borrowing base facilities (31 December 2023: USD 473 million, USD 374 million, USD 216 million, USD 106 million, USD 84 million, USD 39 million, USD 40 million, USD 303 million and two borrowing base facilities respectively). These facilities are secured by the Group’s fleet of vessels. The table below summarises key information of the bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
USD 473 million facility	93.7
- USD 413 million term loan		2026
- USD 60 million revolving credit facility		2026
USD 374 million facility	–
- USD 100 million revolving credit facility		2028
USD 216 million facility	134.3	2026
USD 84 million facility (DSF)	81.7	2029
USD 84 million facility	51.2
- USD 68 million term loan		2026
- USD 16 million revolving credit facility		2026
USD 39 million facility	16.3
- USD 30 million term loan		2025
- USD 9 million revolving credit facility		2025
USD 40 million facility	36.3	2029
USD 303 million facility	–
- USD 303 million revolving credit facility		2029
Up to USD 175 million borrowing base facility Up to USD 175 million borrowing base facility (with an accordion option of up to USD 75 million)	52.7 59.7	2024

The table below summarises the repayment profile of the bank borrowings:

	For the financial year ended 31 December 2024	For the financial year ended 31 December 2025
Repayment profile USD’000
USD 473 million facility	7,248	28,992
USD 216 million facility	3,150	12,600
USD 84 million facility (DSF)	2,158	8,633
USD 84 million facility	1,560	6,240
USD 39 million facility	834	15,464
USD 40 million facility	718	2,874
Up to USD 175 million borrowing base facility Up to USD 175 million borrowing base facility (with an accordion option of up to USD 75 million)	53,000 60,000	–

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Note 2: Borrowings CONTINUED

As of 30 September 2024, bank borrowings of joint ventures consist of six credit facilities (31 December 2023: six credit facilities) from external financial institutions. The table below summarises key information of the joint ventures’ bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
Vista Shipping joint venture
USD 51.8 million facility	30.7	2031
USD 111.0 million facility	77.2	2032
USD 89.6 million facility	82.4	2033
USD 88.5 million facility	84.8	2031

H&A Shipping joint venture
USD 22.1 million facility	17.3	2026
USD 23.5 million facility	19.5	2028

	For the financial year ended 31 December 2024	For the financial year ended 31 December 2025
Repayment profile USD’000
Vista Shipping joint venture
USD 51.8 million facility	863	3,453
USD 111.0 million facility	1,850	7,400
USD 89.6 million facility	1,318	5,271
USD 88.5 million facility	1,229	4,917

H&A Shipping joint venture
USD 22.1 million facility	368	1,473
USD 23.5 million facility	368	1,470

As at 30 September 2024, the finance lease liabilities consist of various facilities provided by external leasing houses. The vessels under these facilities are legally owned by the leasing houses and leased back to Hafnia. The maturity dates of the facilities range from 2029 to 2033.

The carrying amounts relating to the 12 LR1 vessels was USD 332.1 million (31 December 2023: USD 354.2 million), 9 CTI vessels was USD 161.1 million (31 December 2023: USD 276.9 million), and other finance leases was USD 44.9 million (31 December 2023: USD 48.5 million).

Interest rates

The weighted average effective interest rates per annum of total borrowings, excluding the effect of interest rate swaps, at the balance sheet date are as follows:

	As at 30 September 2024	As at 31 December 2023
Bank borrowings	7.0%	6.7%
Sale and leaseback liabilities (accounted for as financing transaction)	7.1%	7.4%

Carrying amounts and fair values

The carrying values of the bank borrowings and finance lease liabilities approximate their fair values as they are re-priceable at one to three months intervals.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Note 3: Commitments

Operating lease commitments - where the Group is a lessor

The Group leases vessels to third parties under non-cancellable operating lease agreements. The Group classifies these leases as operating leases as the Group retains substantially all risks and rewards incidental to ownership of the leased assets.

The undiscounted lease payments1 under operating leases to be received after the reporting date are analysed as follows:

USD’000	As at 30 September 2024	As at 31 December 2023
Less than one year	96,989	87,459
One to two years	45,386	25,830
Two to five years	15,290	8,960
	157,665	122,249

Newbuild Commitments

The Group has equity interests in joint ventures and is obliged to provide its share of working capital for the joint ventures’ newbuild programme through either equity contributions or shareholder’s loans.

The future minimum capital contributions to be made at the reporting date but not yet recognised are as follows:

USD’000	As at 30 September 2024	As at 31 December 2023
Less than one year	58,079	28,394
One to two years	16,778	58,079
Two to five years	–	19,360
	74,857	105,833

1 Excluding variable lease payments.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Note 4: Financial information

	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 30 September 2024
Financial assets measured at fair value
Forward foreign exchange contracts	937	–	–	937	–	937	–	937
Forward freight agreements	6,709	–	–	6,709	–	6,709	–	6,709
Interest rate swaps used for hedging	20,880	–	–	20,880	–	20,880	–	20,880
Other investments	–	–	23,531	23,531	–	–	23,531	23,531
	28,526	–	23,531	52,057

At 30 September 2024
Financial assets not measured at fair value
Restricted cash	–	13,497	–	13,497
Loans receivable from joint ventures	–	62,016	–	62,016
Trade and other receivables[1]	–	551,479	–	551,479
Cash at bank and on hand	–	197,080	–	197,080
Cash retained in the commercial pools	–	91,295	–	91,295
	–	915,367	–	915,367

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 30 September 2024
Financial liabilities measured at fair value
Forward freight agreements	(2,539)	–	(2,539)	–	(2,539)	–	(2,539)
	(2,539)	–	(2,539)

At 30 September 2024
Financial liabilities not measured at fair value
Bank borrowings	–	(524,005)	(524,005)
Sale and leaseback liabilities (accounted for as financing transaction) and other lease liabilities	–	(560,443)	(560,443)
Trade and other payables	–	(319,953)	(319,953)
	–	(1,404,401)	(1,404,401)

1 Excludes prepayments

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Note 4: Financial information CONTINUED

	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2023
Financial assets measured at fair value
Forward foreign exchange contracts	449	–	–	449	–	449	–	449
Forward freight agreements	1,512	–	–	1,512	–	1,512	–	1,512
Interest rate swaps used for hedging	45,964	–	–	45,964	–	45,964	–	45,964
Other investments	–	–	23,953	23,953	–	–	23,953	23,953
	47,925	–	23,953	71,878

At 31 December 2023
Financial assets not measured at fair value
Restricted cash	–	13,381	–	13,381
Loans receivable from joint ventures	–	69,626	–	69,626
Trade and other receivables[1]	–	568,436	–	568,436
Cash at bank and on hand	–	141,621	–	141,621
Cash retained in the commercial pools	–	80,900	–	80,900
	–	873,964	–	873,964

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2023
Financial liabilities measured at fair value
Forward freight agreements	(276)	–	(276)	–	(276)	–	(276)
	(276)	–	(276)

At 31 December 2023
Financial liabilities not measured at fair value
Bank borrowings	–	(572,511)	(572,511)
Sale and leaseback liabilities (accounted for as financing transaction) and other lease liabilities	–	(719,840)	(719,840)
Trade and other payables	–	(385,478)	(385,478)
	–	(1,677,829)	(1,677,829)

The Group has no Level 1 financial assets or liabilities as at 30 September 2024 and 31 December 2023.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. These financial instruments are included in Level 2, as all significant inputs required to fair value an instrument are observable. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

1 Excludes prepayments

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Note 4: Financial information CONTINUED

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. The assessment of the fair value of investments in unquoted equity instruments is performed on a quarterly basis based on the latest available data that is reasonably available to the Group.

Level 3 fair values

The Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements were valued using market approach based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees and information generated from arm’s-length market transactions involving identical or comparable assets or liabilities. The estimated fair value of the investments would either increase or decrease based on the latest available data that is reasonably available to the Group at each reporting date.

The following table shows a reconciliation from the opening balances to the closing balances of the Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements:

	30 September 2024 USD’000	31 December 2023 USD’000
Opening balance	23,953	3,825
Acquisition of equity investments at FVOCI	661	10,408
Equity investments at FVOCI – net change in fair value (unrealized)	1,260	9,720
Proceeds from disposal of other investments	(2,343)	–
Closing balance	23,531	23,953

Note 5: Joint ventures

	As at 30 September 2024 USD’000	As at 31 December 2023 USD’000
Interest in joint ventures	80,982	60,172

a.	Vista Shipping

•
Vista Shipping Pte. Ltd. and its subsidiaries (“Vista Shipping”) is a joint venture in which the Group has joint control and 50% ownership interest. Vista Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Vista Shipping as a joint venture.

•	During the financial period ended 30 September 2024, Hafnia took delivery of one LR2 vessel through its Vista Shipping joint venture.

•
The following table summarises the financial information of Vista Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Vista Shipping.

	As at 30 September 2024 USD’000	As at 31 December 2023 USD’000
Percentage ownership interest	50%	50%

Non-current assets	431,231	397,965
Current assets	59,957	54,092
Non-current liabilities	(322,124)	(336,598)
Current liabilities	(42,702)	(28,564)
Net assets (100%)	126,362	86,895

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Note 5: Joint ventures CONTINUED

	As at 30 September 2024 USD’000	As at 31 December 2023 USD’000
Group’s share of net assets (50%)	63,181	43,448

Revenue	92,613	91,191
Other income	1,821	1,963
Expenses	(55,035)	(56,914)
Profit and total comprehensive income (100%)	39,399	36,240

Profit and total comprehensive income (50%)	19,700	18,120
Prior year share of profit/(loss) not recognized	35	(170)
Group’s share of total comprehensive income (50%)	19,735	17,950

b.	H&A Shipping

•
In July 2021, the Group and Andromeda Shipholdings Ltd (“Andromeda Shipholdings”) entered into a joint venture, H&A Shipping Pte. Ltd. (“H&A Shipping”) in which the Group has joint control and 50% ownership interest. H&A Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in H&A Shipping Pte. Ltd. as a joint venture.

•
The following table summarises the financial information of H&A Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in H&A Shipping.

	As at 30 September 2024 USD’000	As at 31 December 2023 USD’000
Percentage ownership interest	50%	50%

Non-current assets	60,668	62,990
Current assets	4,720	5,308
Non-current liabilities	(46,829)	(52,038)
Current liabilities	(4,775)	(4,548)
Net assets (100%)	13,784	11,712

Group’s share of net assets (50%)	6,892	5,856
Shareholder’s loans	6,308	7,668
Alignment of accounting policies	1,115	1,006
Carrying amount of interest in joint venture	14,315	14,530

Revenue	8,590	11,438
Other income	1,618	1,458
Expenses	(8,138)	(10,857)
Profit and total comprehensive income (100%)	2,070	2,039

Profit and total comprehensive income (50%)	1,035	1,019
Alignment of accounting policies	110	147
Group’s share of total comprehensive income (50%)	1,145	1,166

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Note 5: Joint ventures CONTINUED

c.	Ecomar

•
In June 2023, the Group and SOCATRA entered into a joint venture, Ecomar Shipholding S.A.S (“Ecomar”), in which the Group has joint control and 50% ownership interest. Ecomar is incorporated in France and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Ecomar as a joint venture. In accordance with the agreement under which Ecomar was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

•
The following table summarises the financial information of Ecomar as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Ecomar.

	As at 30 September 2024 USD’000	As at 31 December 2023 USD’000
Percentage ownership interest	50%	50%

Non-current assets	–	31,873
Current assets	56,451	–
Non-current liabilities	–	(31,849)
Current liabilities	(62,138)	–
Net (liabilities)/assets (100%)	(5,687)	24

Group’s share of net (liabilities)/assets (50%)	(2,844)	12
Unrecognised share of losses	2,770	–
Translation reserve	74	–
Carrying amount of interest in joint venture	–	12

Revenue	99	–
Other income	616	1
Expenses	(6,278)	(87)
Loss and total comprehensive loss (100%)	(5,563)	(86)

Loss and total comprehensive loss (50%)	(2,782)	(43)
Unrecognised share of losses	2,770	–
Group’s share of total comprehensive loss (50%)	(12)	(43)

d.	Complexio

•
In March 2023, the Group and Simbolo Holdings Limited entered into a share purchase agreement where the Group purchased 50% of Class A shares (with voting rights) in Quintessential AI Limited (“Q-AI”). As a result of the transaction, the Group has joint control (with Simbolo Holdings having the remainder of Class A shares) of Q-AI; with a 30.5% ownership interest. Q-AI is incorporated in London and operates in the software development industry. Accordingly, the Group has classified its interest in Q-AI as a joint venture.

•	The Company was renamed to Complexio Limited (“Complexio”) on 1 May 2024.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Note 5: Joint ventures CONTINUED

•
The following table summarises the financial information of Complexio as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Complexio.

As at 30 September 2024 USD’000
Percentage ownership interest	30.5%

Non-current assets	3,672
Current assets	9,043
Non-current liabilities	–
Current liabilities	(1,287)
Net assets (100%)	11,428

Group’s share of net assets (30.5%)	3,486

Revenue	425
Other income	43
Expenses	(5,537)
Loss and total comprehensive loss (100%)	(5,069)

Loss and total comprehensive loss (30.5%)	(1,546)
Gain on dilution	592
Group’s share of total comprehensive loss (30.5%)	(954)

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Note 6: Segment information

For the 3 months ended 30 September 2024	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	29,994	129,590	240,598	97,699	497,881
Revenue (External Vessels in Disponent-Owner Pools)	18,330	80,234	100,917	22,361	221,842
Voyage expenses (Hafnia Vessels and TC Vessels)	(8,305)	(37,023)	(61,709)	(29,292)	(136,329)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(7,323)	(31,488)	(35,249)	(6,264)	(80,324)
Pool distributions for External Vessels in Disponent-Owner Pools	(11,007)	(48,746)	(65,668)	(16,097)	(141,518)
TCE Income[5]	21,689	92,567	178,889	68,407	361,552
Other operating income	247	1,588	2,065	962	4,862
Vessel operating expenses	(3,959)	(16,167)	(33,439)	(16,658)	(70,223)
Technical management expenses	(519)	(1,901)	(3,563)	(1,319)	(7,302)
Charter hire expenses	–	(2,054)	(13,404)	–	(15,458)

Adjusted EBITDA[5]	17,458	74,033	130,548	51,392	273,431
Depreciation charge	(3,607)	(14,866)	(26,561)	(8,411)	(53,445)
					219,986
Unallocated[6]					(3,187)
Profit before income tax					216,799

For the 9 months ended 30 September 2024	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	102,404	447,814	738,253	294,260	1,582,731
Revenue (External Vessels in Disponent-Owner Pools)	75,237	265,313	338,178	74,279	753,007
Voyage expenses (Hafnia Vessels and TC Vessels)	(22,512)	(118,128)	(193,200)	(91,230)	(425,070)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(29,426)	(84,664)	(111,652)	(23,065)	(248,807)
Pool distributions for External Vessels in Disponent-Owner Pools	(45,811)	(180,649)	(226,526)	(51,214)	(504,200)
TCE Income[5]	79,892	329,686	545,053	203,030	1,157,661
Other operating income	1,665	5,622	8,941	3,305	19,533
Vessel operating expenses	(11,916)	(49,589)	(99,285)	(48,125)	(208,915)
Technical management expenses	(1,394)	(5,395)	(9,886)	(3,953)	(20,628)
Charter hire expenses	–	(6,770)	(29,881)	–	(36,651)

Adjusted EBITDA[5]	68,247	273,554	414,942	154,257	911,000
Depreciation charge	(10,531)	(44,382)	(81,847)	(24,912)	(161,672)
					749,328
Unallocated[6]					(50,446)
Profit before income tax					698,882

1 Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
2 Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
3 Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
4 Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
5 See Non-IFRS Measure section in Note 9.
6 Including prior period adjustments for vessels that are not a part of the Group’s operating segments in the financial year ended 2024.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Note 6: Segment information CONTINUED

For the 3 months ended 30 September 2023	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Chemical – Stainless USD’000	Specialized USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	25,255	116,443	215,773	84,338	12	844	442,665
Revenue (External Vessels in Disponent-Owner Pools)	15,485	63,294	91,859	37,464	–	–	208,102
Voyage expenses (Hafnia Vessels and TC Vessels)	(7,993)	(38,241)	(60,261)	(25,457)	–	(453)	(132,405)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(5,319)	(26,358)	(32,499)	(15,330)	–	–	(79,506)
Pool distributions for External Vessels in Disponent-Owner Pools	(10,166)	(36,936)	(59,360)	(22,134)	–	–	(128,596)
TCE Income[5]	17,262	78,202	155,512	58,881	12	391	310,260
Other operating income	468	1,614	586	1,932	–	980	5,580
Vessel operating expenses	(4,142)	(17,930)	(33,151)	(15,767)	(22)	(5)	(71,017)
Technical management expenses	(466)	(1,897)	(3,330)	(1,352)	–	–	(7,045)
Charter hire expenses	–	(2,429)	(7,200)	(1)	5	(565)	(10,190)

Adjusted EBITDA[5]	13,122	57,560	112,417	43,693	(5)	801	227,588
Depreciation charge	(3,465)	(14,581)	(26,670)	(8,349)	–	–	(53,065)
							174,523
Unallocated							(26,653)
Profit before income tax							147,870

For the 9 months ended 30 September 2023	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Chemical – Stainless USD’000	Specialized USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	78,860	413,956	671,336	277,185	(243)	2,371	1,443,465
Revenue (External Vessels in Disponent-Owner Pools)	36,504	209,396	185,581	93,321	–	–	524,802
Voyage expenses (Hafnia Vessels and TC Vessels)	(19,423)	(113,454)	(185,347)	(87,331)	(36)	(1,074)	(406,665)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(13,889)	(81,210)	(68,647)	(35,521)	–	–	(199,267)
Pool distributions for External Vessels in Disponent-Owner Pools	(22,615)	(128,186)	(116,934)	(57,800)	–	–	(325,535)
TCE Income[5]	59,437	300,502	485,989	189,854	(279)	1,297	1,036,800
Other operating income	1,296	7,171	6,984	5,612	(705)	2,820	23,178
Vessel operating expenses	(11,870)	(51,303)	(91,643)	(46,332)	(12)	(5)	(201,165)
Technical management expenses	(1,197)	(5,209)	(8,536)	(3,913)	–	–	(18,855)
Charter hire expenses	–	(7,194)	(16,703)	(1)	5	(1,307)	(25,200)

Adjusted EBITDA[5]	47,666	243,967	376,091	145,220	(991)	2,805	814,758
Depreciation charge	(10,279)	(43,479)	(77,625)	(24,748)	–	–	(156,131)
							658,627
Unallocated							(37,419)
Profit before income tax							621,208

1 Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
2 Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
3 Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
4 Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
5 See Non-IFRS Measure section in Note 9.

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Note 7: Subsequent events

The ultimate holding company of the Group, Hafnia Limited, was redomiciled from Bermuda to Singapore on October 1, 2024.

On 20 November 2024, Hafnia sold the MR vessel, Hafnia Pegasus to an external party.

Note 8: Fleet list

Vessel	DWT	Year Built	Type	Vessel	DWT	Year Built	Type
Hafnia Bering	39,067	Apr-15	Handy	Hafnia Despina	115,000	Jan-19	LR2
Hafnia Magellan	39,067	May-15	Handy	Hafnia Galatea	115,000	Mar-19	LR2
Hafnia Malacca	39,067	Jul-15	Handy	Hafnia Larissa	115,000	Apr-19	LR2
Hafnia Soya	38,700	Nov-15	Handy	Hafnia Neso	115,000	Jul-19	LR2
Hafnia Sunda	39,067	Sep-15	Handy	Hafnia Thalassa	115,000	Sep-19	LR2
Hafnia Torres	39,067	May-16	Handy	Hafnia Triton	115,000	Oct-19	LR2
Hafnia Kallang	74,000	Jan-17	LR1	Hafnia Languedoc[1]	115,000	Mar-23	LR2
Hafnia Nile	74,000	Aug-17	LR1	Hafnia Larvik[1]	109,999	Oct-23	LR2
Hafnia Seine	76,580	May-08	LR1	Hafnia Loire[1]	115,000	May-23	LR2
Hafnia Shinano	74,998	Oct-08	LR1	Hafnia Lillesand[1]	109,999	Feb-24	LR2
Hafnia Tagus	74,000	Mar-17	LR1	Beagle[2]	44,995	Mar-19	MR
Hafnia Yangtze	74,996	Jan-09	LR1	Boxer[2]	49,852	Jun-19	MR
Hafnia Yarra	74,000	Jul-17	LR1	Basset[2]	49,875	Nov-19	MR
Hafnia Zambesi	74,982	Jan-10	LR1	Bulldog[2]	49,856	Feb-20	MR
Hafnia Africa	74,539	May-10	LR1	Hafnia Bobcat	49,999	Aug-14	MR
Hafnia Asia	74,539	Jun-10	LR1	Hafnia Cheetah	49,999	Feb-14	MR
Hafnia Australia	74,539	May-10	LR1	Hafnia Cougar	49,999	Jan-14	MR
Hafnia Hong Kong[1]	75,000	Jan-19	LR1	Hafnia Eagle	49,999	Jul-15	MR
Hafnia Shanghai[1]	75,000	Jan-19	LR1	BW Egret	49,999	Nov-14	MR
Hafnia Guangzhou[1]	75,000	Jul-19	LR1	BW Falcon	49,999	Feb-15	MR
Hafnia Beijing[1]	75,000	Oct-19	LR1	Hafnia Hawk	49,999	Jun-15	MR
Sunda[2]	79,902	Jul-19	LR1	Hafnia Jaguar	49,999	Mar-14	MR
Karimata[2]	79,885	Aug-19	LR1	BW Kestrel	49,999	Aug-15	MR
Hafnia Shenzhen[1]	75,000	Aug-20	LR1	Hafnia Leopard	49,999	Jan-14	MR
Hafnia Nanjing[1]	74,999	Jan-21	LR1	Hafnia Lioness	49,999	Jan-14	MR
Kamome Victoria[2]	69,998	May-11	LR1	Hafnia Lynx	49,999	Nov-13	MR
Peace Victoria[2]	77,378	Oct-19	LR1	BW Merlin	49,999	Sep-15	MR
Hafnia Excelsior	74,665	Jan-16	LR1	Hafnia Myna	49,999	Oct-15	MR
Hafnia Executive	74,431	May-16	LR1	Hafnia Osprey	49,999	Oct-15	MR
Hafnia Prestige	74,997	Nov-16	LR1	Hafnia Panther	49,999	Jun-14	MR
Hafnia Providence	74,997	Aug-16	LR1	Hafnia Petrel	49,999	Jan-16	MR
Hafnia Pride	74,997	Jul-16	LR1	Hafnia Puma	49,999	Nov-13	MR
Hafnia Excellence	74,613	May-16	LR1	Hafnia Raven	49,999	Nov-15	MR
Hafnia Exceed	74,665	Feb-16	LR1	Hafnia Swift	49,999	Jan-16	MR
Hafnia Expedite	74,634	Jan-16	LR1	Hafnia Tiger	49,999	Mar-14	MR
Hafnia Express	74,663	May-16	LR1	BW Wren	49,999	Mar-16	MR
Hafnia Excel	74,547	Nov-15	LR1	Hafnia Andromeda	49,999	May-11	MR
Hafnia Precision	74,997	Oct-16	LR1	Hafnia Ane	49,999	Nov-15	MR
Hafnia Experience	74,670	Mar-16	LR1	Hafnia Crux	52,550	Feb-12	MR
Hafnia Pioneer	81,350	Jun-13	LR1	Hafnia Daisy	49,999	Aug-16	MR

1 50% owned through the Vista Shipping Joint Venture
2 Time chartered in vessel

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024

Note 8: Fleet list CONTINUED

Vessel	DWT	Year Built	Type
Hafnia Henriette	49,999	Jun-16	MR
Hafnia Kirsten	49,999	Jan-17	MR
Hafnia Lene	49,999	Jul-15	MR
Hafnia Leo	52,340	Nov-13	MR
Hafnia Libra	52,384	May-13	MR
Hafnia Lise	49,999	Sep-16	MR
Hafnia Lotte	49,999	Jan-17	MR
Hafnia Lupus	52,550	Apr-12	MR
Hafnia Mikala	49,999	May-17	MR
Hafnia Nordica	49,994	Mar-10	MR
Hafnia Pegasus[1]	50,326	Oct-10	MR
Hafnia Phoenix	52,340	Jul-13	MR
Hafnia Taurus	50,385	Jun-11	MR
Hafnia Andrea	49,999	Jun-15	MR
Hafnia Caterina	49,999	Aug-15	MR
Orient Challenge[2]	49,972	Jun-17	MR
Orient Innovation[2]	49,972	Jul-17	MR
Yellow Stars[3]	49,999	Jul-21	MR
Clearocean Milano[2]	50,485	Oct-21	MR
Clearocean Ginkgo[2]	49,999	Aug-21	MR
PS Stars[3]	49,999	Jan-22	MR
Hafnia Almandine	38,506	Feb-15	IMO II – Handy
Hafnia Amber	38,506	Feb-15	IMO II – Handy
Hafnia Amethyst	38,506	Mar-15	IMO II – Handy
Hafnia Ametrine	38,506	Apr-15	IMO II – Handy
Hafnia Aventurine	38,506	Apr-15	IMO II – Handy
Hafnia Andesine	38,506	May-15	IMO II – Handy
Hafnia Aronaldo	38,506	Jun-15	IMO II – Handy
Hafnia Aquamarine	38,506	Jun-15	IMO II – Handy
Hafnia Axinite	38,506	Jul-15	IMO II – Handy
Hafnia Amessi	38,506	Jul-15	IMO II – Handy
Hafnia Azotic	38,506	Sep-15	IMO II – Handy
Hafnia Amazonite	38,506	May-15	IMO II – Handy
Hafnia Ammolite	38,506	Aug-15	IMO II – Handy
Hafnia Adamite	38,506	Sep-15	IMO II – Handy
Hafnia Aragonite	38,506	Oct-15	IMO II – Handy
Hafnia Azurite	38,506	Aug-15	IMO II – Handy
Hafnia Alabaster	38,506	Nov-15	IMO II – Handy
Hafnia Achroite	38,506	Jan-16	IMO II – Handy
Hafnia Turquoise	49,000	Apr-16	IMO II – MR
Hafnia Topaz	49,000	Jul-16	IMO II – MR
Hafnia Tourmaline	49,000	Oct-16	IMO II – MR
Hafnia Tanzanite	49,000	Nov-16	IMO II – MR
Hafnia Viridian	49,000	Dec-15	IMO II – MR
Hafnia Violette	49,000	Mar-16	IMO II – MR
Hafnia Atlantic	49,614	Dec-17	IMO II – MR
Hafnia Pacific	49,868	Dec-17	IMO II – MR
Hafnia Valentino	49,126	May-15	IMO II – MR

1 Classified as an asset held for sale
2 Time chartered in vessel
3 50% owned through the H&A Shipping Joint Venture

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Note 9: Non-IFRS measures

Throughout this Quarterly Financial Information Q3 2024, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortization and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives.

Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Non-IFRS measures

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure, for the periods ended 30 September 2024 and 30 September 2023.

	For the 3 months ended 30 September 2024 USD’000	For the 3 months ended 30 September 2023 USD’000	For the 9 months ended 30 September 2024 USD’000	For the 9 months ended 30 September 2023 USD’000
Profit for the financial period	215,635	146,938	694,403	616,840
Income tax expense	1,164	932	4,479	4,368
Depreciation charge of property, plant and equipment	53,516	53,135	161,904	156,341
Amortisation charge of intangible assets	108	321	695	976
(Gain)/loss on disposal of assets	(15,621)	133	(15,521)	(56,382)
Share of profit of equity-accounted investees, net of tax	(4,072)	(3,236)	(19,914)	(14,198)
Interest income	(4,455)	(4,062)	(11,739)	(14,486)
Interest expense	9,688	23,076	38,730	73,785
Capitalised financing fees written off	406	–	2,069	–
Other finance expense	645	3,548	6,043	11,112
Adjusted EBITDA	257,014	220,785	861,149	778,356

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

HAFNIA QUARTERLY-FINANCIAL-INFORMATION-Q3-2024
Note 9: Non-IFRS measures CONTINUED

We present TCE income per operating day1, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

Reconciliation of Non-IFRS measures

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 September 2024	For the 3 months ended 30 September 2023	For the 9 months ended 30 September 2024	For the 9 months ended 30 September 2023
Revenue (Hafnia Vessels and TC Vessels)	497,889	442,665	1,582,779	1,443,465
Revenue (External Vessels in Disponent-Owner Pools)	221,842	208,102	753,007	524,802
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(136,331)	(132,405)	(425,060)	(406,665)
Less: Voyage expenses (External Vessels in Disponent- Owner Pools)	(80,324)	(79,506)	(248,807)	(199,267)
Less: Pool distributions (External Vessels in Disponent- Owner Pools)	(141,518)	(128,596)	(504,200)	(325,535)
TCE income	361,558	310,260	1,157,719	1,036,800
Operating days	10,776	10,716	31,867	31,549
TCE income per operating day	33,549	28,954	36,330	32,863

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 September 2024	For the 3 months ended 30 September 2023	For the 9 months ended 30 September 2024	For the 9 months ended 30 September 2023
Revenue (Hafnia Vessels and TC Vessels)	497,889	442,665	1,582,779	1,443,465
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(136,331)	(132,405)	(425,060)	(406,665)
TCE income	361,558	310,260	1,157,719	1,036,800
Operating days	10,776	10,716	31,867	31,549
TCE income per operating day	33,549	28,954	36,330	32,863

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

1 Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in the quarterly financial information include operating days for TC Vessels.